Exhibit 99.3

February 10, 2025

OSTIN TECHNOLOGY GROUP CO., LTD.
Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

Attention: Tao Ling, Co-CEO; Lai Kui Sen, Co-CEO

Re:	Surrender of Debt

To Whom It May Concern,

1.	Reference to Loan and Assignment
I refer to a certain Loan Agreement dated December 27, 2024 (the “Loan Agreement”) by and between Dasheng Consulting Services Limited (“Assignor”) and Ostin Technology Group Co., Ltd. (the “Company” or “Borrower”), under which a loan in the principal amount of USD 1,200,000 was made available to the Company, and (b) the Assignment and Assumption Agreement dated February 10, 2025 (the “Assignment Agreement”), pursuant to which I became an Assignee of a portion of the outstanding debt under the Loan Agreement in the aggregate principal amount of USD 1,200,000 along with certain other assignees (the “Assigned Debt”).

2.	Surrender of Debt
In consideration of the issuance of securities by the Company to me in accordance with that certain Securities Purchase Agreement (the “SPA”) dated February 10, 2025, I hereby surrender and forever relinquish any and all rights, claims, and interests I have (or may have) to repayment of the Assigned Debt under the Loan Agreement. This surrender includes any accrued but unpaid interest, if applicable, and any other amounts due to me as a lender or creditor under the Loan Agreement.

3.	Acknowledgment of Full Satisfaction
By this surrender, I acknowledge that upon issuance of the securities to me pursuant to the SPA, the Company shall be fully released and discharged from its obligations to repay the Assigned Debt to me. I further confirm that I shall have no further claims or demands against the Company under or in connection with the Assigned Debt.

4.	No Other Amendments
For the avoidance of doubt, this surrender does not otherwise alter or amend the Company’s obligations toward any other party or any other portion of debt not specifically identified herein. It also does not impact any rights, obligations, or remedies under any agreements beyond those expressly referenced above.

5.	Counterparts; Governing Law
This letter may be executed in counterparts (including via PDF or electronic signature), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Unless otherwise agreed in writing, this surrender shall be governed by and construed in accordance with the laws of Hong Kong or relevant jurisdiction, without giving effect to conflict-of-laws principles.

6.	Further Assurances I agree to execute any additional documents reasonably necessary to effectuate or evidence the surrender of the Assigned Debt described herein.

Please countersign below to acknowledge receipt and acceptance of this surrender.

Sincerely,

Signature:
Date: